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08026445

SECU[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67296

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURRILL MERCHANT ADVISORS GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 2700
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES WATSON (415) 591-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURR, PILGER & MAYER LLP
(Name – *if individual, state last, first, middle name*)

100 PRINGLE AVE., #340 (Address) WALNUT CREEK (City) CA (State) 94596 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3/11/08

OATH OR AFFIRMATION

I, JAMES WATSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURRILL MERCHANT ADVISORS GROUP, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO 02/26/08

Title

Notary Public

JEAN YANG
Commission # 1788912
Notary Public - California
San Francisco County
My Comm. Expires Jan 8, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURRILL MERCHANT ADVISORS GROUP, LLC

(SEC I.D. No. 8-67296)

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

PUBLIC DOCUMENT

Filed pursuant to rule 17a-5(e) under the
Securities Exchange Act of 1934 as a public document.

BURRILL MERCHANT ADVISORS GROUP, LLC

CONTENTS

BPM
BURR PILGER MAYER
Building your future

INDEPENDENT AUDITORS' REPORT

To the Members of
Burrill Merchant Advisors Group, LLC:

We have audited the accompanying statement of financial condition of Burrill Merchant Advisors Group, LLC, (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Burrill Merchant Advisors Group, LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 of the financial statements, the Company has had numerous significant transactions with businesses affiliated with the Company.

Burr, Pilger & Mayer LLP

Walnut Creek, CA
February 15, 2008

Member of The Leading Edge Alliance

BURR, PILGER & MAYER LLP
100 PRINGLE AVENUE, SUITE 340, WALNUT CREEK, CA 94596 TEL (925) 296 1040 FAX (925) 296 1099

BURRILL MERCHANT ADVISORS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 108,684
Accounts receivable	250,000
Derivative instruments	16,703
Total assets	$ 375,387

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 17,100
Related party payable	48,440
Total liabilities	65,540
Members' equity:	
Member contributions	111,500
Member distributions	(285,598)
Accumulated earnings	483,945
Total members' equity	309,847
Total liabilities and members' equity	$ 375,387

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Burrill Merchant Advisors Group, LLC (the Company or BMAG) was formed as a limited liability company duly organized under the laws of the State of Delaware on February 1, 2006 and commenced operations on August 17, 2006. The Company is a registered broker-dealer 100% owned by Burrill & Company (Burrill) that provides investment-banking services, consisting of merger and acquisition advisory services, arranging corporate financing for a retainer or success fee, sales of operating businesses, corporate financial and strategic advisory services and restructuring advisory services for private and public companies in the life science industry. The Company's principal office is located in San Francisco, California. The Company became a registered member of the National Association of Securities Dealers, Inc. (now known as Financial Industry Regulatory Authority (FINRA)) on August 17, 2006.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash held at the bank and in money market funds. Cash and cash equivalents are maintained at one major financial institution in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. As of December 31, 2007 the Company has cash in excess of the deposit insurance

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable, which is determined based on historical collection experience and a review of the current status of the accounts receivable. As of December 31, 2007, all receivables are expected to be collected; therefore, no allowance has been established.

Derivative Instruments

Derivative instruments are composed of warrants, expiring on August 31, 2012. The 142,110 warrants were received as part of compensation for transaction services and were initially valued at $39,717 upon receipt in August 2007. In accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", the derivatives are reported at fair market value with unrealized gains and losses included in the statement of income.

Revenue Recognition

Transaction and retainer fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Income Taxes

Limited liability companies do not incur income taxes, except for an $800 minimum tax and a gross receipts fee paid by the LLC to the state of California that annually cannot exceed $11,790. All such minimum taxes and gross receipts fees are included in operating expenses.

2. **Summary of Significant Accounting Policies**, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Related Party Transactions**

The Company's revenue is generated from agreements assigned from Burrill to the Company or negotiated with assistance from Burrill.

Effective July 25, 2006, BMAG entered into a one year management agreement with Burrill Capital Management, Inc. (BCMI), an entity owned by Burrill. The management agreement shall be extended for successive one year periods unless cancelled. BCMI charges the Company for its estimated share of salaries, related benefits, payroll taxes, rent, utilities, local telephone, equipment, furniture and fixtures, postage, and general office expenses needed for the Company to operate its business. For 2007, such charges approximated 2% of the above mentioned BCMI's expenses and totaled $20,125. Additionally during 2007 BMAG and BCMI entered into an agreement whereby BCMI was compensated 25% of certain transaction revenue for services they provided BMAG. Such amount totaled $140,875 and is included in compensation expense. For financial statement reporting purposes, the expenses allocated from BCMI have retained their natural classification. As of December 31, 2007, $48,440 was due to BCMI for such expenses. BMAG does not have any employees but rather relies on the services provided by BCMI and Burrill employees.

4. **Regulatory Requirements**

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the FINRA, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2007, the Company had net capital of $43,144 which was $38,144 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.21.

5. **Subsequent Event**

In January 2008 the Company entered into an agreement to exchange approximately $124,000 of accounts receivable for 679,487 shares of stock in Advanced Cell Technologies, Inc. (Stock Symbol ACTC.OB).

ADDITIONAL REPORT

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Burrill Merchant Advisors Group, LLC:

In planning and performing our audit of the financial statements of Burrill Merchant Advisors Group, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities or customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer LLP

Burr, Pilger & Mayer LLP
Walnut Creek, CA

February 15, 2008

END